EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

In millions	2012	2011	2010	2009	2008
Earnings
Earnings before income taxes and noncontrolling interests	$2,271	$2,671	$1,617	$640	$1,178
Add
Fixed charges	104	106	95	87	99
Amortization of capitalized interest	2	2	3	5	3
Distributed income of equity investees	329	341	178	215	186
Less
Equity in earnings of investees	347	375	321	196	231
Capitalized interest	7	4	5	6	11
Earnings before fixed charges	$2,352	$2,741	$1,567	$745	$1,224

Fixed charges
Interest expense	$32	$44	$40	$35	$42
Capitalized interest	7	4	5	6	11
Amortization of debt discount	6	2	1	2	2
Interest portion of rental expense (1)	59	56	49	44	44
Total fixed charges	$104	$106	$95	$87	$99

Ratio of earnings to fixed charges	22.6	25.9	16.5	8.6	12.4

(1)           Amounts represent those portions of rent expense that are reasonable approximations of interest costs.